Rutan & Tucker, LLP
611 Anton Blvd., 14th Floor
Costa Mesa, CA 92626

April 14, 2014

VIA FEDEX AND
EDGAR CORRESPONDENCE

Karl Hiller Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Sara Creek Gold Corp. Form 10-K for the Fiscal Year ended August 31, 2013 Filed November 29, 2013 Form 10-Q for the Fiscal Quarter ended November 30, 2013 Filed January 13, 2014 File No. 0-52892

Dear Mr. Hiller:

This letter sets forth the responses of Sara Creek Gold Corp. (the “Company”) to the comments contained in your letter, dated March 14, 2014, relating to the Form 10-K for the Fiscal Year ended August 31, 2013 filed by the Company on November 29, 2013 and amended by Amendment No. 1 to Form 10-K filed by the Company on January 17, 2014 (as amended, the “2013 Form 10-K”) and the Form 10-Q for the Fiscal Quarter ended November 30, 2013 filed by the Company on January 13, 2014 (the “1Q2014 Form 10-Q”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

For the Staff’s supplemental review, we have attached to this letter the proposed amendments listed below.  We will wait for the Staff’s supplemental review and resolution of all Staff comments prior to filing these amendments.

(a)
Attached as Annex A to this letter are a clean and blackline proposed Amendment No. 2 to the 2013 Form 10-K incorporating the revised 2013 Form 10-K disclosures described in the Company’s responses below; and

(b)
Attached as Annex B to this letter are a clean and blackline proposed Amendment No. 1 to the 1Q2014 Form 10-Q incorporating the revised 1Q2014 Form 10-Q disclosures described in the Company’s responses below.

Form 10-K for the Fiscal Year Ended August 31, 2013

General

1.
We note that you initially filed your annual report without including an audit opinion and although you subsequently filed an amendment in an effort to resolve this deficiency, you excluded the financial statements and all required disclosures.  You will need to file a complete amendment to resolve these concerns.  We also note the following deficiencies in the audit opinion and officer certification that you will need to address.

•
The certification signed by your Chief Executive and Financial Officer and filed with this periodic report, and the amended Form 10-K filed on January 17, 2014, is missing a reference to internal control over financial reporting in the last part of paragraph four.  Please obtain and file an updated and revised certification that includes all language required conforming to the guidance in Item 601(b)(31) of Regulation S-K.

•
The report from your independent public accounting firm indicates that your financial statements have been audited (first paragraph). However, in expressing the opinion (third paragraph), there does not appear to be audit coverage for your financial position as of August 31, 2012.  Please obtain and file a revised report from your independent public accounting firm that includes an opinion for all required financial statements.

“You will need to file a complete amendment to resolve these concerns.”

Amendment No. 2 to the 2013 Form 10-K attached to this letter for the Staff’s supplemental review is a complete amendment that includes the financial statements, the audit opinion and all other required disclosures.  The Company undertakes to file Amendment No. 2 to the 2013 Form 10-K after the Staff’s supplemental review and resolution of all Staff comments concerning the amendment.

“Please obtain and file an updated and revised certification that includes all language required conforming to the guidance in Item 601(b) (31) of Regulation S-K.”

Amendment No. 2 to the 2013 Form 10-K attached to this letter for the Staff’s supplemental review contains as Exhibit 31 thereto an updated and revised certification of the Company’s Chief Executive and Financial Officer that includes all language required by Item 601(b)(31) of Regulation S-K.  The Company undertakes to file Amendment No. 2 to the 2013 Form 10-K (including the updated and revised Exhibit 31) after the Staff’s supplemental review and resolution of all Staff comments concerning the amendment.

“Please obtain and file a revised report from your independent public accounting firm that includes an opinion for all required financial statements.”

Amendment No. 2 to the 2013 Form 10-K attached to this letter for the Staff’s supplemental review contains a revised report from the Company’s independent public accounting firm that includes an opinion for all required financial statements.  The Company undertakes to file Amendment No. 2 to the 2013 Form 10-K (including the revised report from the Company’s independent public accounting firm) after the Staff’s supplemental review and resolution of all Staff comments concerning the amendment.

2.
We note you have reserve and related property information on pages 6 through 8 pertaining to interests held by the accounting acquirer in your reverse merger, and include consent as exhibit 23.1 from the independent reserve engineering firm that prepared the reserve estimate for the DEEP Lease as of August 31, 2013.  Please file the report from the third party engineering firm that is required to comply with Item 1202(a)(8) of Regulation S-K.

Amendment No. 2 to the 2013 Form 10-K attached to this letter for the Staff’s supplemental review contains as Exhibit 99.1 thereto the reserve report of Chapman Petroleum Engineering Ltd.  The Company undertakes to file Amendment No. 2 to the 2013 Form 10-K (including Exhibit 99.1) after the Staff’s supplemental review and resolution of all Staff comments concerning the amendment.

3.
We note you have disclosed various details about an option to acquire Hawker Energy LLC under the Business section on page 5 and in Note 9 to your financial statements on pages 24 and 25, also in your subsequent interim report, and in the Form 8-K that you filed on January 7, 2014, when announcing the exercise of this option.  However, the disclosures indicating that exercise of your initial option would require that you issue an additional 33 million shares if certain follow-on transactions are also completed, are not sufficient.  Please revise the disclosures pertaining to this arrangement in the annual and interim reports to clarify the status of these other acquisition opportunities.

For example, if exercise of the option to acquire Hawker Energy LLC, and completing these follow-on transaction was reasonably possible at the time of filing your report, you should describe any negotiations that had taken place and include any terms established for these follow-on transactions, including a description of the assets, property interests, or businesses subject to these arrangements, the amount and form of consideration that would be required, the timeframe governing your decisions in completing these transactions, also indicating whether these are optional or mandatory.  You should disclose the implications on control of your enterprise in the event the contingent shares are issued and the reasons such shares would be characterized as incremental consideration in your acquisition of Hawker Energy LLC, rather than costs of completing these future transactions, as suggested in your disclosure.

However, if the terms under which these transactions would be undertaken have not been established, and to the extent you are unable to conclude that completing the transactions is reasonably possible, revise your disclosure to clarify.

Please submit the analysis and significance testing that you performed in concluding that you would not file financial statements of Hawker Energy LLC, as reported in the Form 8-K that you filed on February 28, 2014, pursuant to the guidance in Rule 8-04(b) and (d) of Regulation S-X.

“Please revise the disclosures pertaining to this arrangement in the annual and interim reports to clarify the status of these other acquisition opportunities.”

Amendment No. 2 to the 2013 Form 10-K and Amendment No. 1 to the 1Q2014 Form 10-Q, each of which is attached to this letter for the Staff’s supplemental review, contains revised disclosures concerning the Company’s option to acquire Hawker Energy LLC (“Hawker Energy”).  Among other things, the disclosures have been revised to:

•
indicate that the terms under which the potential follow-on transactions may be undertaken have not been established and that the Company is unable to conclude that completing any of the follow-on transactions is reasonably possible;

•
clarify that the contingent shares of the Company that may be issued upon the consummation of any of the potential follow-on transactions will constitute costs of completing the applicable follow-on transaction (as opposed to incremental consideration for the Company’s acquisition of Hawker Energy); and

•	disclose the implications on control of the Company in the event the contingent shares are issued.

In addition, to the extent there are future developments with respect to the potential follow-on transactions, the Company undertakes to update its disclosures in future filings consistent with the Staff’s comment above.

“Please submit the analysis and significance testing that you performed in concluding that you would not file financial statements of Hawker Energy LLC, as reported in the Form 8-K that you filed on February 28, 2014, pursuant to the guidance in Rule 8-04(b) and (d) of Regulation S-X.”

Item 9.01(a) of Form 8-K and the corresponding provisions of Rule 8-04 of Regulation S-X require disclosure of financial information upon the acquisition of a “business”.  The Company’s conclusion not to file financial statements of Hawker Energy is based on the Company’s determination that Hawker Energy did not constitute a “business” as defined in Rule 11-01(d) of Regulation S-X.

Rule 11-01(d) of Regulation S-X states, in relevant part, that “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.”

Notwithstanding the presumption in Rule 11-01(d) “that a separate entity, a subsidiary, or a division is a business,” it is the Company’s understanding that the Staff’s analysis of whether an acquisition meets the definition of a “business” focuses primarily on the revenue-producing activity of the acquired entity, division or assets.  Hawker Energy has no revenue-producing activity.  As disclosed in the Company’s filings, Hawker Energy has “assembled an inventory of potential development opportunities.”  However, Hawker Energy’s only material asset is its claim (through its wholly owned subsidiary Punta Gorda Resources, LLC) to development rights of certain mineral rights of coastal lease PRC 145.1 just offshore Venture County, California, in the Rincon Field and ownership rights to an associated on-shore drilling and production site.  As further disclosed in the Company’s filings, all rights claimed by Hawker Energy in coastal lease PRC 145.1 are being challenged in court by the lease’s operator of record.

Given that Hawker Energy has no revenues and its only material asset is a contested claim to certain mineral rights, the Company respectfully submits that its acquisition of Hawker Energy is appropriately characterized as an acquisition of assets (and not an acquisition of a “business”) for which financial statements are not required under Item 9.01(a) of Form 8-K or the corresponding provisions of Rule 8-04 of Regulation S-X.

Form 10-Q for the Fiscal Quarter ended November 30, 2013

Note 3 - Acquisition of SCNRG, page 10

4.
We note that you are reporting your reverse merger as a recapitalization.  However, disclosure in the Form 8-K that you filed on July 23, 2013 indicates you ceased to be a shell company prior to this transaction.  Therefore, it appears you may need to revise your accounting to comply with FASB ASC 805-40-30-2.  Tell us your view on the applicability of this guidance to your transaction and provide all details necessary to understand your rationale and the circumstances underlying your perspective.

The Company has reviewed the guidance provided in ASC 805-40-30-2 as it relates to its accounting treatment and corresponding disclosures of the SCNRG, LLC acquisition. The Company respectfully submits that its original interpretation of the guidance remains applicable based on the following analysis as initially performed by management.

	Pre-Merger	Merger	Post-Merger

A – SCGC	11,961,985	14,000,000	25,961,985
	46%	54%	100%

	A - SCGC	B - SCNRG		CONSOLIDATED
Current assets	7,557	37,016	-		44,573
Non-current	31,500	304,852	-		336,352
Total	39,057	341,868	-		380,925
Total assets	39,057	341,868	-		380,925
Current liabilities	37,431	114,161	-		151,592
Non-current	-	304,966	-		304,966
Total	37,431	419,127	-		456,558
Retained earnings	(888,742)	(427,259)	888,742	(1)	(427,259)
Common stock	11,962	-	14,000	(2)	25,962
APIC/Members' equity	878,406	350,000	(888,742)	(1)	325,664
			(14,000)	(2)
Total	1,626	(77,259)	-		(75,633)
Total liabilities & equity	39,057	341,868	-		380,925
FV of consideration transferred	14,000	(A)
FV of assets acquired	39,057
FV of liabilities assumed	(37,431)
Net assets acquired	1,626
Excess consideration	12,374	(B)

(1)  Recapitalization of SCNRG, LLC.

(2)  14,000,000 shares issued to acquire 100% equity interest in SCNRG, LLC.

(A)  The fair value of the consideration effectively transferred was based on the most reliable measure. In this case, the par value of the Company’s shares provides a more reliable basis for measuring the consideration effectively transferred than the estimated fair value of the membership interest of SCNRG, whose capital accounts reflect negative equity. The consideration of the Company’s equity at its par value was determined due to its lack of reliability in market price due to its negligible trading activity.

(B)  In accordance with ASC 805-40, the Company calculated goodwill at $12,374, which represents the excess consideration over the fair value of the net assets acquired. The Company further analyzed the calculated amount of goodwill to the actual substance of goodwill if any. Based on the net present value of future cash flows collectively with consideration of the negative equity position of both SCNRG and the Company, management determined the calculated goodwill was not a fair representation of the substance of the transaction taken as a whole. As a result, and in an effort to fairly represent and not overstate the assets of the Company, a decrease in capital was deemed appropriate.

* * * *

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to its disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the foregoing is responsive to the comments contained in your letter dated March 14, 2014. If you have any questions, please contact me by phone at (714) 641-3495 or by e-mail at gsleichter@rutan.com.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

/s/ Garett Sleichter

Garett Sleichter